Exhibit 3.1

Amendment No. 1

to the Amended and Restated Bylaws of

Arlington Asset Investment Corp.

Adopted on February 3, 2015

WHEREAS, Arlington Asset Investment Corp. (the “Corporation”) is governed, in part, by the Bylaws (the “Bylaws”); and

WHEREAS, pursuant to and in accordance with Section 7.5 of the Bylaws, the Board of Directors of the Corporation has authorized, approved and adopted this amendment to be effective as of March 1, 2015.

NOW, THEREFORE, BE IT RESOLVED THAT:

1. AMENDMENT

Section 2.2 of the Amended and Restated Bylaws of Arlington Asset Investment Corp. is hereby amended by deleting the following text:

“The number of directors of the Corporation shall be seven (7).”

and replacing it in its entirety with the following text:

“The number of directors of the Corporation shall be eight (8).”

2. NO FURTHER AMENDMENT

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.